NO ACT

DC
PE
2-6-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


08040740

Received SEC
FEB 29 2008
Washington, DC 20549

February 29, 2008

Margaret Weber
Coordinator of Corporate Responsibility,
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/29/2008

Re: CVS Caremark Corporation
Incoming letter dated February 6, 2008

Dear Ms. Weber:

This is in response to your letter dated February 6, 2008 concerning the shareholder proposal submitted to CVS by Catholic Healthcare Partners; the Adrian Dominican Sisters; Trinity Health; The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas; the Sisters of St. Francis of Philadelphia; the Basilian Fathers of Toronto; and the Dominican Sisters, St. Mary of the Springs, Columbus, OH. We also have received letters on CVS' behalf dated February 11, 2008 and February 12, 2008. On January 31, 2008, we issued our response expressing our informal view that CVS could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel

cc: Louis Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
(517) 266-3400

February 6, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Reconsideration of the Response of the Office of Chief Counsel, Division of Corporation Finance, dated January 31, 2008 on CVS Caremark Corporation

Dear Sir/Madam:

I hereby request a reconsideration of the Response of the Office of Chief Counsel, Division of Corporation Finance, dated January 31, 2008 on CVS Caremark Corporation's Request for a Letter of No-Action on the Proposal Submitted by Catholic Healthcare Partners, Adrian Dominican sisters, Trinity Health, Sisters of Charity of the Incarnate Word, Sisters of St. Francis of Philadelphia and Basilian Fathers of Toronto. The Response of the Office of Chief Counsel was issued without the benefit of the Proponents' Response to CVS Caremark's Request, which is enclosed with this letter.

Both Robert E. McGarrah, Jr., Counsel to the AFL-CIO Office of Investment in Washington, DC and I informed the Office of Chief Counsel by telephone on or about January 29, 2008, of Proponents' intention to file a Response to CVS Caremark's Request for a Letter of No-Action. Each of us was informed that the Office of Chief Counsel would consider the Proponents' Response in deciding whether to grant the Request of CVS Caremark Corporation. The Response has now been submitted in a timely fashion and should, therefore, be considered by the Office of Chief Counsel as it reconsiders the Request of CVS Caremark Corporation.

Copies of this Request for reconsideration have been transmitted to Louis Goldberg, Esq. at the address noted in his letter on behalf of CVS Caremark.

Thank you for your attention to this matter.

Respectfully submitted,



Margaret Weber
Coordinator of Corporate Responsibility,
Adrian Dominican Sisters

Cc: Louis Goldberg, Esq.
Attachments

1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
(517) 266-3521

February 6, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: CVS Caremark Corporation's Request to Exclude Proposal Submitted by Catholic Healthcare Partners, Adrian Dominican sisters, Trinity Health, Sisters of Charity of the Incarnate Word, Sisters of St. Francis of Philadelphia and Basilian Fathers of Toronto

Dear Sir/Madam:

This letter is submitted in response to a letter to the Commission from CCS Caremark Corporation's ("CVS" or the "Company"), dated December 19, 2007, claiming that the Company may exclude the shareholder proposal ("Proposal") of Catholic Healthcare Partners, Adrian Dominican sisters, Trinity Health, Sisters of Charity of the Incarnate Word, Sisters of St. Francis of Philadelphia, Basilian Fathers of Toronto and Dominican Sisters, St. Mary of the Springs (the "Proponents") from its 2008 proxy materials.

I. Introduction

Proponent's shareholder proposal to CVS urges:

the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society
5. Health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

CVS argues that the Proposal is excludable "because it implicates the Company's ordinary business operations and seeks to involve it in the political and legislative process." [Rule 14a-8(i)(7)]

CVS maintains that the Proposal may be excluded since it raises ordinary business matters that would involve the Company in political or legislative initiatives. The Company is in error.

The Proposal, in fact, is a clearly stated request to the CVS Board of Directors to adopt principles on the significant social policy issue of health care reform. Citing past staff decisions involving IBM, however, CVS seeks to exclude this Proposal. Yet IBM, Bristol-Meyers Squibb and General Electric, which each received the same shareholder proposal for 2008 that CVS now opposes, recently adopted principles for health care reform.[1]

As outlined in detail below, the decisions of the Staff do not support Wendy's argument. A careful reading of the Proposal demonstrates that its terms are clear and that it urges the Board of Directors to adopt Wendy's own principles on a significant social policy issue, just as other proposals have done on another significant public issue: labor and human rights. In sum, the Proposal carefully focuses on a significant social policy issue and it belongs on the Wendy's proxy for 2008.

II. The Proposal is not excludable under Rule 14a-8(i)(7), as an ordinary business matter, because it focuses on a significant social policy issue that transcends the day-to-day business matters of the Company.

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 40018 that "proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be excludable, because the proposals would transcend day-to-day business matters...." The Proposal before CVS is just such a proposal. It urges the Board of Directors to adopt principles for health care reform based upon principles reported by the nation's leading authority on health care issues, the Institute of Medicine. The Proposal does not ask the Company to provide any information or reports on its internal operations. Instead, it asks the Company to focus externally on health care reform as a significant social policy issue affecting the Company and the public's health.

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[1] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html; [1] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM Corporation, to Dan Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007 (attached). GE: Letter from David N. Stewart, Senior Counsel, Investigations/Regulatory, General electric to Sister Barbara Kraemer, President School Sisters of St. Francis of St. Joseph's Convent, January 25, 2008.

Health care reform is, in fact, the most important domestic issue in America. Public opinion polls by *The Wall Street Journal*/NBC News, the Kaiser Foundation, the Associated Press,[2] the Commonwealth Fund[3] and *The New York Times* all document its significance. The November 2007 *Wall Street Journal*/NBC News poll, for example, reported 52% of Americans "say the economy and health care are most important to them in choosing a president, compared with 34% who cite terrorism and social and moral issues.... That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[4]

Many businesses now cite health care costs as their biggest economic challenge. , John Castellani, president of the Business Roundtable, has called health care reform a top priority for business and Congressional action."[5] In September, the CEOs of Kelly Services and Pitney Bowes, Inc, together with GE's Global Health Director, called on Congress to enact health care reform.[6] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[7] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business, states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[8] In addition, Wal-Mart has joined with SEIU, calling on Congress to enact health care reform.[9]

Underscoring the significance of health care reform as a major social policy issue in 2007, the American Cancer Society has taken the unprecedented step of redirecting its

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[2] Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points

[3] Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

[4] *The Wall Street Journal*, December 4, 2007, p A1.

[5] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.

[6] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO, Pitney Bowes, Inc. and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.

[7] "National Health Care Reform: the Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf. (Accessed December 4, 2007).

[8] *The Wall Street Journal*, November 13, 2007, p. B4.

[9] *The New York Times*, February 7, 2007.

entire $15 million advertising budget "to the consequences of inadequate health care coverage" in the United States.[10]

B. The Proposal focuses on principles for health care reform as a significant social policy issue, not as a matter of internal risk assessment.

The Proposal urges the Company to adopt a statement of principles for health care reform. It does not, however, require any assessment of internal matters of risk affecting the Company. The Proposal, in fact, is more akin to proposals that have called upon companies to adopt a code of conduct dealing with human rights. Such codes are statements of principles that guide a company in dealing with the significant social policy issue of human rights. The Staff has decided that such proposals are not excludable as matters relating to ordinary business operations under Rule 14a-8(i)(7). In both *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004), companies cited "ordinary business operations," to exclude proposals calling for the adoption of a company code of conduct. The Staff denied each company's request.

CVS narrowly characterizes the Proposal here as "imposing standards on health care coverage and health insurance which would impact how the Company determines employee health care benefits issues." But the plain language of the Proposal and the Supporting Statement describe "health care reform" in the context of a significant social policy affecting the Company and the nation. The Proposal describes "universal" coverage of all Americans.

Just as the human rights proposals in *McDonald's Corporation* and *Costco Wholesale Corporation* involved companies in the U.S. and the global economy and the significant social policy issue of human rights, the Proposal here focuses on the Company in the U.S. and the global economy and health care as a significant social policy issue.

C. While proposals calling for reports on health care have generally been excluded as matters involving an analysis of internal risk, Proponents' Proposal calls for an entirely different measure: the adoption of principles for health care reform—on a matter of significant social policy.

The Company cites *International Business Machines Corporation*, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), in support of its request to exclude the Proposal. IBM, in fact, received a nearly identical proposal for inclusion in its 2008 proxy. Unlike CVS, however, IBM chose not to file a No-Action Letter with the Commission. Instead, IBM began a dialogue with proponents. IBM and the proponents reached an agreement on the text of a letter that IBM sent to the proponents (Attachment "A"), describing its principles for health care reform.[11] Bristol-Meyers Squibb ("Bristol-Meyers") received a nearly identical proposal to Proponent's, calling for the adoption of principles for health

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[10] *The New York Times*, August 31, 2007.

[11] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM, to Daniel F. Pedrotty, Director, Office of Investment, AFL-CIO, December 12, 2007.

care reform. After a dialogue with proponents of the resolution, Bristol-Meyers withdrew its request to the Commission for a No-Action Letter to exclude the Proposal, citing Rule 14a-8(i)(7).[12] Bristol-Meyers has now posted its statement of principles for health care reform on its website.[13] General Electric, which also received this same proposal, adopted and endorsed the Institute of Medicine's Principles.[14]

CVS also cites *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992). But in doing so, it mischaracterizes the Proposal as one calling for the Company to participate in the legislative or political process. In *Chrysler*, the proposal specifically called for lobbying.[15] Proponent makes no such request.

Pepsico, Inc. 1991 SEC No-Act. LEXIS 427 (March 7, 1991) involved "an *evaluation* of employee health and welfare plans [that] are matters involving the Company's ordinary business operations." The Proposal before Boeing in no way involves an evaluation of the Company's health and welfare plans. Instead, it focuses the Company outwardly on the issue of health care reform as a significant social policy issue affecting the Company, businesses and the nation.

GTE Corporation, 1992 SEC No-Act. LEXIS 182 (February 10, 1992), also cited by CVS, involved a proposal that called for the "preparation of a report by a Committee of the Company's Board of Directors to evaluate various health-care proposals being considered by national policy makers." The Proposal before CVS, however, merely urges the Company's Board of Directors to adopt a statement of principles on a significant social policy issue. While the Supporting Statement does urge the Board to report annually on "how it is implementing such principles," this request is not a part of the resolve clause, and the Board, of course, is entirely at liberty to decide upon whatever course of action it chooses to take to implement the Proposal. It could, in fact, do nothing more than issue a letter or a simple statement, just as IBM, GE and Bristol-Meyers Squibb have done.

Tribune Company, 1991 SEC No-Act. LEXIS 383 (March 6, 1991) also involved a proposal seeking a "special report on the Company's health care benefits program including a number of specified points, such as the total costs of the Company's health care benefits." This level of reporting directly impinged upon the ordinary business operations of the company. The Proposal before CVS does nothing of the kind. It urges the adoption of principles on the significant social policy issue of health care reform. There is no effort to require a report on any matter affecting the ordinary business of the Company.

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[12] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, US Securities and Exchange Commission, to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers also cited Rule 14a-8(i)(3) and Rule 14a-8(i)(10).

[13] Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html (Accessed January 18, 2008).

[14] GE: Letter from David N. Stewart, Senior Counsel, Investigations/Regulatory, General electric to Sister Barbara Kraemer, President School Sisters of St. Francis of St. Joseph's Convent, January 25, 2008.

[15] "ONE or more Chrysler officers and/or directors SHALL actively support and lobby for UNIVERSAL HEALTH coverage (sic)..." *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992).

In *Ford Motor Company,* 2007 SEC No-Act. LEXIS 296 (March 1, 2007), the Staff agreed that a proposal requesting that the board prepare a report "examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce" could not be excluded as ordinary business under Rule 14a-8(i)(7). The proposal requested a report focused exclusively on health care costs as a significant social policy issue. Both the proposal and the supporting statement contained extensive documentation on health care costs. Both carefully framed the issue as one that in no way involved reporting on the internal risks posed to Ford's ordinary business, including its employee benefits operations.

United Technologies Corporation, 2008 SEC No-Act. LEXIS ___ (January 31, 2008, like the Proposal before CVS, also involved a proposal urging the Board of Directors to adopt principles on the significant social policy issue of health care reform. The Commission rejected the company's argument that the proposal could be excluded on ordinary business grounds.

The Company, however, cites Staff decisions on proposals that centered on matters of internal risk assessment and company finances relating to employee benefits plans. *3M Company,* 2007 SEC No-Act. LEXIS (February 20, 2007) was a proposal calling for "a board report examining the implications of rising health care expenses and how Target is addressing this issue without compromising the health and productivity of its workforce." Unlike the Proponent's Proposal, which calls for the adoption of principles on a significant social policy issue, the health care report called for by the proposal in *3M Company would* have required each company to conduct internal risk assessment.

While the Supporting Statement does urge the Company to "report annually about how it is implementing such [health care reform] principles," that report is neither an integral part of the Resolution, nor does it in any way require the Company to report on assessments of internal risk, legislative or political activities. The Company is entirely free to determine the appropriate course of action it will undertake, once it has adopted principles for health car reform. This is exactly what has happened at GE, IBM and Bristol-Meyers Squibb.

D. The Proposal urges the Board to adopt principles on a significant social policy issue, not to engage the Company in the political and legislative process.

The Company would have the Commission believe that the Proposal requires CVS to engage in "the political or legislative process" on "a matter of ordinary business." The Company is wrong on both counts. First, as Proponent has demonstrated above, the Proposal urges the Board of Directors to adopt principles on a significant social policy issue, health care reform. The evidence continues to mount that health care reform is a significant social policy issue.[16] Indeed, Bristol-Meyers Squibb, which initially sought

[16] Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points. Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

the Commission's approval to exclude a nearly identical proposal on ordinary business grounds, has withdrawn its request and has adopted principles for health care reform. IBM, which has successfully opposed proposals calling for reports on health care costs and lobbying by the company, began a dialogue with proponents that resulted in a statement of principles for health care reform.

Second, the Proposal in no way urges the Company to involve itself in the political or legislative process. Instead, it merely urges the Board of Directors to adopt principles on this significant social policy issue, just as GE, IBM and Bristol-Meyers Squibb have now done. The Company, however, citing *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992) mischaracterizes the Proposal as one calling for the Company to participate in the legislative or political process. But in *Chrysler*, the proposal specifically called for lobbying.[17] Proponent makes no such request.

International Business Machines Corporation, 200 SEC No-Act. LEXIS 285 (March 2, 2000), also cited by the Company, involved a proposal that called upon IBM to "establish a committee of outside directors to prepare a report on the potential impact on IBM of pension-related proposals now being considered by national policy makers, including legislative proposals affecting cash balance pension plan conversions and related issues." Proponent's Proposal contains nothing that would require a report on health care reform proposals or their impact upon CVS, or, indeed anything involving legislation or political action. Instead, the Proposal asks the Company to adopt a statement of principles for health care reform. While the Proposal does state Proponent's opinion that health care reform is a significant issue in the presidential campaign of 2008, it merely requests the Board to adopt principles for health care reform. While the Supporting Statement does contain a request for a report on the Board's implementation of the principles for health care reform, that is neither a central part of the Proposal, not would it involve a report on ordinary business. It is entirely up to the Company's Board of Directors and management to take any actions they may deem necessary on health care reform or, for that matter, on any other matter relating to its internal operations with respect to health care benefits.

Proponents make no request for a report or data regarding CVS' health benefits operations, nor do they call upon the Company to join with any other company to participate in the political or legislative process. Instead, like other significant social policy proposals on human rights, it calls upon the Company to adopt principles on a significant social policy issue. *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007); *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004).

IV. Conclusion

CVS has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

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[17] "ONE or more Chrysler officers and/or directors SHALL actively support and lobby for UNIVERSAL HEALTH coverage (sic)..." *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992).

The Proposal is inherently a significant social policy issue that transcends day-to-day business matters at Wendy's. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

Consequently, since Wendy's has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before Wendy's shareholders at the 2008 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at (517) 266-3521. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Respectfully submitted,



Margaret Weber
Coordinator of Corporate Responsibility,
Adrian Dominican Sisters

Attachments: IBM letter

RECEIVED

DEC 21 2007



Office of the Senior Vice President
Human Resources

New Orchard Road
Armonk, NY 10504

December 12, 2007

Daniel F. Pedrotty
Director, AFL-CIO Office of Investment
815 Sixteenth Street N.W.
Washington, D.C. 2006

Dear Dan:

I found my discussion with John Sweeney and you on health care reform in Washington, D.C. very timely, productive, and informative. It is clear we share the same high level of concern and commitment to major reforms that provide access to quality health care through comprehensive health insurance coverage for all Americans that is affordable to individuals and families. At the same time, reform should be affordable, sustainable and continuous for the general public, employers, labor unions and our government.

In the current system, health insurance is predominately provided by employers. In that system, responsible employers conduct themselves in such a way that all employees have health care. However, this system is failing and challenges the competitiveness of companies that provide health care. Costs are increasing, coverage is decreasing and employers are finding it more and more difficult to live up to their responsibilities.

We agree we need a new system in which everyone is covered and in which responsible employers do not end up bearing the cost of insuring the employees of irresponsible employers.

The status quo is unacceptable. This challenge needs to be addressed immediately, and business, labor and other interested groups should come together to agree upon a plan for shared responsibility and reforming our health care finance system to achieve these goals.

Moreover, we share the view that reform priorities must include all forms of prevention and strengthening our foundation of primary care. We also need to upgrade information technology systems to support informed decision-making, medical error eradication, medical practice transformation, performance and price transparency and simplifying administration.

I appreciated the opportunity afforded to me by John and you to describe our leadership at IBM. At IBM we not only agree with addressing these reform priorities, but understand the pressing need to take action. For the uninsured, these actions include leading multi-employer efforts to create health care coverage opportunities for the working uninsured in "National Health Access" and for the retired in the "Retiree Health Access" offerings. By the way of information, the "RHA" options allowed IBM to offer its Medicare retirees significant double-digit premium reductions.

Our actions at IBM with respect to the Institute of Medicine's attributes for health care have been equally aggressive. IBM has been an early and persistent instigator of transparency, quality improvement and reimbursement reform. We collaborated on the LEAP Frog initiative for inpatient care improvement and the widely adopted Bridges To Excellence office practice and chronic disease transformation initiative. Most recently, we led transparency in pricing certification, directed specifically at the Prescription Benefit Management industry. I think this demonstrates that actions speak louder than words and be assured we intend to continue our aggressive involvement.

Perhaps our most challenging project is IBM's current work with physicians to change the delivery of care so that we can all buy and receive comprehensive, continuous, coordinated and holistic care from a transformed primary care provider community. IBM helped create and chairs the Patient-Centered Primary Care Collaborative, bringing physicians and buyers together. We want to drive change for both physician and buyer to build strong patient-provider relationships based on better access, reformed care processes and personalization, meaningful communication, quality improvement and reimbursement reform. We know that this system foundation delivers better health, higher patient satisfaction and lower cost that other countries enjoy today.

As we agreed, the challenge is great and time is not on our side. I hope I've made clear we take our commitments seriously. Thank you for the opportunity to exchange views and to talk about the many things we are doing to drive system change and reform. I also want to reaffirm my willingness to continue our dialogue in the future.

Sincerely,



Randy MacDonald
Senior Vice President, Human Resources
IBM Corporation

cc: John Sweeney

DAVIS POLK & WARDWELL

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February 11, 2008

Re: CVS Caremark Corporation – Response to Request by Proponents (Catholic Healthcare Partners et al) for Reconsideration of Staff's Letter dated January 31, 2008 Granting CVS' Rule 14a-8 No-Action Request

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

This letter is submitted in response to a letter (the "**Reconsideration Request Letter**") from Catholic Healthcare Partners, Adrian Dominican Sisters, Trinity Health, Sisters of Charity of the Incarnate Word, Sisters of St. Francis of Philadelphia, Basilian Fathers of Toronto and Dominican Sisters, St. Mary of the Springs (the "**Proponents**") dated February 6, 2008 requesting the Staff of the Office of the Chief Counsel (the "**Staff**") to reconsider the letter of the Staff dated January 31, 2008 granting the no-action request submitted by CVS Caremark Corporation ("**CVS**").

The Proponents submitted their Proposal (described below) by letter to CVS dated November 19, 2007. CVS submitted its no-action request to the Staff by letter dated December 19, 2007.

We hereby request confirmation that, for the reasons stated in our December 19, 2007 letter and in this letter, the Staff will reaffirm its January 31, 2008 no-action letter not to recommend any enforcement action if CVS omits the stockholder proposal and supporting statement (the "**Proposal**") from its 2008 Proxy Materials.

This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

INTRODUCTION

The Proposal, which is attached hereto as Exhibit A, states:

> RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon the principles reported by the Institute of Medicine):
>
> 1. Health care coverage should be universal
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered and equitable.

CVS requests that the Staff re-affirm that the Proposal may be properly omitted from its 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) because it implicates CVS' ordinary business operations (i.e. employee benefits) and seeks to involve CVS in the political and legislative process.

ANALYSIS

I. The Proposal involves healthcare matters of a corporation and, as such, does not constitute a significant social policy issue that transcends ordinary business under Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that it does not have "significant policy, economic or other implications inherent in it." The Proponents have argued in their Reconsideration Request Letter that the Proposal focuses on a "significant social policy issue that transcends the day-to-day business matters of the Company." The Staff has considered a number of no-action letters purporting to address the "social policy" issue of public healthcare and has consistently found them to be excludable. *See 3M Company* (February 20, 2007) (excluding a proposal requesting that the board prepare a report examining the implications of rising health care expenses); *PepsiCo, Inc.* (February 10, 1992) (concluding that a proposal calling for a board committee to evaluate "various health care proposals being considered by national policy makers" could be excluded as ordinary business); *GTE Corporation* (February 10, 1992) (concluding that a proposal relating to the preparation of a report by a committee of the company's board of directors to evaluate various health care proposals being considered by national policy makers, was excludable under Rule 14a-8(i)(7)).

II. The Proposal impacts the ordinary business operations of employee benefits and thus is excludable under Rule 14a-8(i)(7).

The Reconsideration Request Letter argues that the Proposal focuses on "health care reform" in the context of social policy "affecting the Company and the nation" and thus does not impact on how the Company determines employee health care benefits. Under Rule 14a-8(i)(7), a proposal may be excluded if it deals with a matter relating to the conduct of the ordinary business operations of the registrant. The Commission has provided guidance on the policy behind the Rule 14a-8(i)(7) exclusion for ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"), the Commission stated that the general policy consideration behind the 14a-8(i)(7) exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Proposal requests that the Company adopt universal health care principles imposing standards on health care coverage and health insurance, which would clearly and inevitably impact how the Company determines employee health care benefits issues. In *Chrysler Corporation* (February 10, 1992), the Staff concluded that a shareholder proposal requesting that the company "actively support and lobby for universal health coverage" was excludable as pertaining to ordinary business matters. The company argued that the proposal sought "to compel Chrysler to actively endorse a nationwide voucher system of health care coverage" and thus would impact how it determined employee health care benefit plans which is part of ordinary business. *See Tribune Company* (March 6, 1991) (concluding that a proposal requesting the board of directors to prepare a special report on the company's health care benefits program including a number of specified points, such as the total costs of the company's health care benefits, was excludable under Rule 14a-8(i)(7)). *International Business Machines Corporation* (January 21, 2002) (finding a proposal requiring IBM to provide its shareholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system excludable under Rule 14a-8(i)(7)).

In their supporting statement to the Proposal, the Proponents' true objective becomes clear when they "urge the board to report annually about how it is implementing such principles." Such a report is directly aimed at involving shareholders in ordinary business decisions in the guise of addressing social policy issues. Because employee health care benefits matters are very much a matter of day to day business operations (insofar as they implicate matters of employee benefits, plan design, scope of coverage, costs and the like), a proposal requesting the Company to adopt health care reform principles and to provide a report about how it is implementing such principles directly implicates the Company's ordinary business operations and may be excluded under Rule 14a-8(i)(7).

III. The request in the supporting statement for the Company to prepare a report is part of the Proposal.

Throughout the Reconsideration Request Letter, the Proponents try to minimize the Proposal's request for the "Board [to] report annually on how it is implementing such principles" by trying to make the case that this request for a report is part of the supporting statement and therefore "not part of the resolve clause" and "not a central part of the Proposal." The Reconsideration Request Letter also seeks to dismiss CVS's citation of several Staff letters, in support of CVS' position, by distinguishing the current Proposal from those letters on the basis that the request for reports was in the resolve clause of the proposals. *See 3M Company* (February 20, 2007), *GTE Corporation* (February 10, 1992), *Tribune Company* (March 6, 1991) and *International Business Machines Corporation* (IBM) (March 2, 2000). However, the Staff has stated in Staff Legal Bulletin No. 14C (June 28, 2005) that "in determining whether the focus of [a proposal] is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." The Reconsideration Request Letter argues that the "proposal... focuses on a significant policy issue" and therefore the proposal and the supporting statement, including the request for a report, must be read together as a whole in determining whether the Proposal should be considered excludable.

IV The Proposal seeks to engage the Company in the political and legislative process and thus is excludable under Rule 14a-8(i)(7).

The Reconsideration Request Letter states that the Proposal does not require CVS to engage "in the political or legislative process" because it urges the Board to adopt "principles... on health care reform." We respectfully submit that that distinction is disingenuous. Throughout the Proposal, it is apparent that the Proponents consider this matter to be in the national debate and in the legislative and political arenas, as well as subject of intense lobbying (*e.g.*, references in the supporting statement to "the broad support for fundamental changes in... the health care system" and "lobbying by the health care industry." In International Business Machines Corporation (IBM) (March 2, 2000), the proponent sought a report on the potential impact on the company of pension-related proposals being considered by national policy makers. IBM had recently adopted a pension plan that had been subjected to scrutiny in the public arena, the proponent being one of the plan's most vocal critics. Ultimately, the Staff concurred with IBM that while the proposal in question may have touched on certain policy questions being debated in both public and legislative forums, the true nature of the report was directed at IBM's ordinary business operations -- developing pension plans, making sure they were in legal compliance with government regulations, and assessing the effect that any future government action may have on such plans. The Staff found that the IBM proposal was excludable as it "appear[ed] directed at involving IBM in the political or legislative process." Applying the Staff's reasoning to the Proposal, in the midst of the ongoing national debate on healthcare policy, CVS believes that it should be excludable under Rule 14a-

8(i)(7) by impacting the Company's ordinary business practices because it seeks to involve the Company in the political or legislative process.

V The Reconsideration Request Letter has not successfully supported an argument for reconsideration.

The Reconsideration Request Letter refers to the adoption of identical forms of the Proposal by "IBM", "Bristol-Myers Squibb" and "General Electric" and therefore argues that CVS should likewise adopt the Proposal.

CVS cannot speak to the views of IBM or other companies on these matters. However, we respectfully submit that the reference by the Proponents to the discussions they are having with certain companies on healthcare matters is not relevant to the analysis of excludability of the Proposal by CVS under the relevant guidance under Rule 14a-8.

Similarly, Catholic Healthcare Partners and Basilian Fathers of Toronto are not bound by their decision on January 3, 2008 to withdraw a similar proposal in response to a no-action request in *Abbott Laboratories* (January 10, 2008).

The Reconsideration Request Letter refers to *United Technological Corporation* (January 31, 2008) which also involved a proposal on health care reform. According to the Reconsideration Request Letter, the Staff "rejected the company's argument that the proposal could [not] be excluded on ordinary business grounds." The Staff's no-action response is currently not publicly available and therefore CVS cannot address that letter. Regardless, the Staff in Staff Legal Bulletin No. 14 (July 13, 2001) stated that their policy on determinations of the subject matter of a proposal depends on "how the arguments and [the Staff's] prior no-action responses apply to the specific proposal and company at issue" and therefore the Staff "may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter."

CONCLUSION

Accordingly, as the Proposal clearly deals with a matter that involves the Company's ordinary business operations (i.e. employee benefits) and seeks to involve it in the political and legislative process, it is precisely the type of proposal that should be excluded under Rule 14a-8(i)(7).

The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, CVS omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,



Louis Goldberg

Attachments

cc w/ att: Thomas S. Moffatt, Esq.
Catholic Healthcare Partners
Adrian Dominican Sisters
Trinity Health
Sisters of Charity of the Incarnate Word
Sisters of St. Francis of Philadelphia
Basilian Fathers of Toronto
Dominican Sisters, St. Mary of the Springs

EXHIBIT A



CATHOLIC
HEALTHCARE
PARTNERS

615 Elsinore Place
Cincinnati, Ohio
45202

Phone 513·639·2800
Fax 513·639·2700

VIA FEDERAL EXPRESS

November 26, 2007

Thomas M. Ryan CEO
CVS/Caremark Corp.
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Ryan:

Catholic Healthcare Partners, a Catholic healthcare ministry headquartered in Cincinnati, Ohio has long been concerned not only with the financial returns of its investments, but also (with many other churches and socially concerned investors) with the social and ethical implications of its investments. As background, Catholic Healthcare Partners is one of the largest not-for-profit health systems in the United States and the largest in Ohio. Catholic Healthcare Partners is currently the beneficial owner of shares of CVS Caremark.

We believe that a commitment to employees, communities and the environment fosters long-term business success. As healthcare providers, we are keenly aware of the challenges in the current health system, including concerns relating to both the cost and quality of care, and we are concerned as well that all persons have access to needed services, irrespective of individual ability to pay. As an employer, we are aware of the economic burden providing health benefits places on all American businesses. As long term shareholders, we believe it is in the interests of this company to ensure all Americans have access to healthcare that is affordable and provided equitably.

Catholic Healthcare Partners is therefore co-filing with the Adrian Dominican Sisters the enclosed shareholder proposal for adoption of principles of comprehensive health reform for inclusion in the 2008 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Catholic Healthcare Partners has been a shareholder for more than one year and will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. We have enclosed a copy of the verification of our ownership position and will forward the original letter under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Sincerely,

Michael D. Connelly

Michael D. Connelly
President & CEO
Catholic Healthcare Partners

Encl. Resolution Text and Verification of Ownership
c: Interfaith Center for Corporate Responsibility
Margaret Weber, Adrian Dominican Sisters



Health Care Reform Principles
2008 – CVS Caremark

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

STATE STREET

November 14, 2007

Thomas M. Ryan CEO
CVS Caremark Corp
One CVS Drive
Woonsocket, RI 02895

Dear Mr. O'Ryan:

We, State Street Bank, hereby verify that our client, Catholic Healthcare Partners (CHP), held an aggregate of 19,481 ("Shares") of CVS Caremark Corp, Common Stock Cusip 126650100 as of November 13, 2007. These shares were held in the name of Cede & Co., the nominee of The Depository Trust Company ("DTC"). The Shares were held in the DTC Participant Account of State Street Bank and Trust Company #997 for the benefit of Catholic Healthcare Partners. The Shares held for the benefit of Catholic Healthcare Partners were held as follows:

7,545 shares Investment Management Program
10,118 shares Catholic Healthcare Partners Retirement Trust
1,818 shares CHP Liability Self-Insurance Trust

The total value of CHP's of CVS Caremark Corp positions was $ 823,072.25 ($42.25 per share) as of November 13, 2007.

Additionally, CHP has held at least $2,000 value of CVS Caremark Corp common stock for at least one year.

Thank you.

Sincerely,

Susan McCusker
Assistant Vice President



ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3521 Phone
517-266-3524 Fax
MWeber@adriandominicans.org
Portfolio Advisory Board

November 19, 2007

Thomas M. Ryan
Chair, CEO and President
CVS/Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Ryan:

On behalf of the Adrian Dominican Sisters, beneficial shareholders of CVS/Caremark Corporation stock, I write out of concern for the impact of escalating health costs on the Company and society. The Adrian Dominicans support accessible, affordable and equitable health care for all, and advocate for measures to reduce the number of uninsured individuals in our nation, particularly vulnerable populations such as children and low-wage workers.

The Sisters are keenly aware of the economic burden that providing health benefits for employees places on American corporations. As long-term shareholders, they believe it is in the economic interest of all companies to ensure that all Americans have access to healthcare that is affordable and provided equitably. According to the Employment Policy Foundation, in 2004 health coverage became the most expensive benefit paid by U.S. employers. Testifying before the House Foreign Affairs Committee in January, 2007 Gene B. Sperli of the Council on Foreign Relations argued that the United States needs some kind of a universal healthcare plan to help its businesses keep up with competitors globally. As the debate on health reform continues and heightens, we believe that principles for health care could prove helpful to company management and policy makers.

The Adrian Dominican Sisters hereby submit the enclosed shareholder resolution, *Health Care Principles*, to the company for inclusion in the 2008 proxy statement for the next shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Adrian Dominican Sisters are a sponsor of this resolution.

The Adrian Dominican Sisters are beneficial owners of CVS/Caremark stock, and have held over $2000.00 worth of that stock for more than one year. Proof of ownership is enclosed. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC), and we will continue to hold shares in the company through the stockholder meeting.

Sincerely yours,

Margaret Weber

Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 E. Siena Hts. Drive
Adrian, MI 49221
mweber@adriandominicans.org
517-266-3521

Encl. Resolution text and Verification of ownership

Cc: Interfaith Center on Corporate Responsibility

Health Care Principles
CVS 2008

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

499 words, excluding titles

 Catherine Rowan

Corporate Responsibility Consultant

November 19, 2007

Thomas M. Ryan
Chair, CEO and President
CVS/Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Ryan:

Trinity Health, the beneficial owner of over $2000 worth of shares of common stock in CVS/Caremark Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in CVS/Caremark Corporation enclosed. Trinity Health has held stock in CVS/Caremark continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Health care reform has been called the most critical domestic social issue of our day. We believe that CVS/Caremark, as a large employer and as part of the health care industry, can play a positive role in the national effort for universal access to quality health care that is accessible, affordable and provides for accountability and equitable financing for all stakeholders.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

This proposal is the same one as being filed by the Adrian Dominican Sisters. The contact person is Margaret Weber, Coordinator of Corporate Responsibility (517-266-3521). We look forward to a constructive dialogue on this issue.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

enc

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

Health Care Principles
CVS 2008

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

499 words, excluding titles



CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

November 19, 2007

Mr. Thomas M. Ryan
Chair, CEO and President
CVS/Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Re: **Shareholder Proposal for 2008 Annual Meeting**

Dear Mr. Ryan:

As Director of Corporate Social Responsibility for The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas. I am hereby authorized to notify you of our intention to submit the shareholder proposal **Health Care Principles** in coordination with The Adrian Dominican Sisters represented by Margaret Weber who shall serve as the primary contact for the shareholder group. We hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation of the Sisters of Charity of the Incarnate Word Houston, Texas, is the beneficial owner of 100 shares of CVS/Caremark Corporation stock. Verification of beneficial ownership will be forwarded under separate cover. We have held stock for over one year and plan to continue to hold shares through the 2008 shareholder meeting.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

JC

cc: Margaret Weber
Adrian Dominican Sisters
1257 E. Siena Hts. Drive
Adrian, MI 49221

Health Care Principles
CVS 2008

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

499 words, excluding titles

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 20, 2007

Thomas M. Ryan
Chair. CEO and President
CVS/Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Ryan:

Peace and all good! The Sisters of St. Francis of Philadelphia are shareholders in CVS/Caremark. The issue of Health Care Reform is the number one domestic policy issue of concern for American citizens. We believe that CVS/Caremark, as the nation's premier integrated pharmacy services provider, is in a unique position to be an authoritative advocate for universal health care. We further believe that it is in the economic interest of all companies to publicly adopt the Institute of Medicine's Health Care Reform Principles.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Arian Dominican Sisters. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Margaret Weber. Her number is 517-266-3521, and her email address is: mweber@adriandominicans.org.

As verification that we are beneficial owners of common stock in CVS/Caremark, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio.

Respectfully yours,



Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Margaret Weber, Adrian Dominican Sisters
Nadira Narine, ICCR
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

Health Care Principles
CVS/Caremark 2008

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.
Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.
Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.
In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.
Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.
Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.
Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

Health care coverage should be universal.
Health care coverage should be continuous.
Health care coverage should be affordable to individuals and families.
The health insurance strategy should be affordable and sustainable for society.
Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

Basilian Fathers of Toronto

Corporate Responsibility Director

Margaret Weber
15015 Piedmont
Detroit, MI 48223
313-272-5820
weber@ipc.org

November 19, 2007

Thomas M. Ryan
Chair, CEO and President
CVS/Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Ryan:

The Basilian Fathers of Toronto, in conjunction with the Adrian Dominican Sisters, hereby submit the enclosed shareholder resolution, *Health Care Principles*, to the company for inclusion in the 2008 proxy statement for the next shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Basilian Fathers are co-sponsors of this resolution.

The Basilian Fathers are beneficial owners of CVS/Caremark stock, and have held over $2000.00 worth of that stock for more than one year. Proof of ownership is enclosed. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC), and we will continue to hold shares in the company through the stockholder meeting.

Sincerely yours,



Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil

Encl. Resolution text and Verification of ownership

Cc: Adrian Dominican Sisters
Interfaith Center on Corporate Responsibility

Health Care Principles
CVS 2008

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

499 words, excluding titles



DOMINICAN SISTERS,
ST. MARY OF THE SPRINGS

2320 Airport Drive | Columbus, Ohio 43219-2098 | phone 614.416.1900 | fax 614.252.7435
www.columbusdominicans.org

November 27, 2007

RECEIVED
DEC - 7 2007
LEGAL DEPT.

Thomas M. Ryan
Chair, CEO and President
CVS/Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Ryan:

The Dominican Sisters, St. Mary of the Springs, Columbus, OH is the beneficial owner of 6,700 shares of CVS/Caremark Corporation common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution, *Health Care Principles*, with the Adrian Dominican Sisters. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Adrian Dominican Sisters, in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Margaret Weber, representing the Adrian Dominican Sisters, will serve as primary contact for the co-sponsors.

Sincerely,

Helena M. Sause OP

Sister Helena Sause, OP
Dominican Sisters, St. Mary of the Springs
Columbus, OH

cc: Margaret Weber, Adrian Dominican Sisters
Julie Wokaty, ICCR

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

LOUIS L. GOLDBERG
212 450 4539
LOUIS.GOLDBERG@DPW.COM

February 12, 2008

Re: CVS Caremark Corporation—Supplement to Response Letter regarding Reconsideration Request Letter by Proponents (Catholic Healthcare Partners et al.) dated February 6, 2008.

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

This letter is submitted to supplement our response, dated February 11, 2008, to the letter (the "**Reconsideration Request Letter**") from Catholic Healthcare Partners, Adrian Dominican Sisters, Trinity Health, Sisters of Charity of the Incarnate Word, Sisters of St. Francis of Philadelphia, Basilian Fathers of Toronto and Dominican Sisters, St. Mary of the Springs (the "**Proponents**") dated February 6, 2008 requesting the Staff of the Office of the Chief Counsel (the "**Staff**") to reconsider the letter of the Staff dated January 31, 2008 granting the no-action request submitted by CVS Caremark Corporation ("**CVS**").

The Proponents submitted their Proposal by letter to CVS dated November 19, 2007. CVS submitted its no-action request to the Staff by letter dated December 19, 2007 ("**No-Action Letter**").

We now have available the no-action letter of *United Technologies Corporation* (January 31, 2008) covering a substantially identical proposal to the Proposal. The Staff did not concur with the view that the United Technologies proposal was excludable under Rule 14a-8(i)(7).

We respectfully submit that the United Technologies letter is distinguishable from CVS' no-action letter in that the United Technologies letter did not address that the proposal involves substantial intrusion into internal operations (*i.e.*, employee health benefits matters) of the company. By the request for "the Board to report annually on how it is implementing such principles" and the preparation of a related report, the Proponent is necessarily seeking to delve into intricate and complex matters of internal company operations and functions that are within the ambit of the board and management. Implementation by a company of health care principles and reporting on those matters inevitably involve matters of internal company operations, which are complex and necessarily involve careful assessments by management in an effort to achieve the appropriate balance in the overall package of employee benefits to employees across a large organization (including healthcare coverage, compensation, and all other benefits) taking into account the company's resources, employee incentives, morale and retention, and shareholder interests – a management exercise integral to the advancement of a company's ordinary business operations.

We note that the Staff in Staff Legal Bulletin No. 14 (July 13, 2001) stated that its policy on determinations of the subject matter of a proposal depends on "how the arguments and [the Staff's] prior no-action responses apply to the specific proposal and company at issue" and therefore the Staff "may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter." We therefore respectfully submit that, for the reasons discussed above, the Proposal to CVS should be excludable (and that, for the reasons set forth above, the United Technologies letter is distinguishable).

Accordingly, as the Proposal clearly deals with a matter that involves the Company's ordinary business operations (i.e. employee benefits), we believe it would be appropriate for the Staff to re-affirm its January 31, 2008 letter to CVS.

Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,



Louis Goldberg

Attachments

cc w/ att: Thomas S. Moffatt, Esq.
Catholic Healthcare Partners
Adrian Dominican Sisters
Trinity Health
Sisters of Charity of the Incarnate Word
Sisters of St. Francis of Philadelphia
Basilian Fathers of Toronto
Dominican Sisters, St. Mary of the Springs